SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Babcock & Wilcox Enterprises, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

05614L100
(CUSIP Number)

Stanley Edme

American Industrial Partners

330 Madison Avenue, 28th Floor

New York, New York 10017

(212) 627-2360

with a copy to:

Aneliya Crawford, Esq.

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

.

CUSIP No. 05614L100	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Lightship Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 05614L100	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON AIPCF VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 05614L100	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON AIPCF VI Credit Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05614L100	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2017 (the “Original Schedule 13D” and, together with Amendment No. 1, the “Schedule 13D”), with respect to the shares of Common Stock, par value $0.01 per share (the “Common Stock”) of Babcock & Wilcox Enterprises, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 4, 5, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On August 9, 2017, the Issuer entered into a second lien credit agreement with Lightship Capital LLC (“Lightship”) governing a new term loan (the “Term Loan”). Under the Term Loan, the Issuer borrowed approximately $175.9 million from Lightship, which bears an interest rate of 10% per annum, payable quarterly and due on December 30, 2020. In connection with the Issuer’s entry into the Term Loan, the Issuer repurchased all of the Common Stock held by Lightship for approximately $50.9 million through a stock purchase agreement (the “Stock Purchase Agreement”). The Issuer repurchased the Common Stock with a portion of the proceeds from the Term Loan. The Term Loan also provides for up to $20.0 million of additional borrowings in one or more delayed draws, which bear interest at 12% per annum, payable quarterly, that are also due on December 30, 2020.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the actual terms of the Stock Purchase Agreement, which is attached hereto as Exhibit 2, and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(c) and (e) of the Schedule 13D are hereby amended and restated as follows:

(c) Except as described in Item 4, no transactions in the Common Stock were effected by the Reporting Persons during the past sixty days.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock as of August 9, 2017.

CUSIP No. 05614L100	SCHEDULE 13D/A	Page 6 of 7 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On August 9, 2017, the Issuer and Lightship entered into the Stock Purchase Agreement. The Stock Purchase Agreement is attached hereto as Exhibit 2.

Other than the Joint Filing Agreement previously filed as Exhibit 1 to the Original Schedule 13D and the Stock Purchase Agreement disclosed in this Amendment No. 1, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 2: Stock Purchase Agreement, dated August 9, 2017.

CUSIP No. 05614L100	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 11, 2017

LIGHTSHIP CAPITAL LLC

By:	/s/ Jason Perri
Name: Jason Perri
Title: President

AIPCF VI, LLC

By:	/s/ Stanley Edme
Name: Stanley Edme
Title: Managing Member Chief Compliance Officer

AIPCF VI CREDIT OPPORTUNITY FUND, LP

By:	AIPCF VI, LLC as general partner

By:	/s/ Stanley Edme
Name: Stanley Edme
Title: Managing Member Chief Compliance Officer

Exhibit 2

stock purchase AGREEMENT

This STOCK PURCHASE Agreement (this “Agreement”) is made as of August 9, 2017 by Babcock & Wilcox Enterprises, Inc., a Delaware corporation (the “Company”), and Lightship Capital LLC, a Delaware limited liability company (the “Seller”).

recitals

A.                The Seller owns 4,834,822 shares (the “Shares”) of common stock, par value $0.01 per share, of the Company.

B.                 The Seller desires to sell to the Company, and the Company desires to purchase from the Seller, on the terms and conditions set forth in this Agreement, the Shares.

AGReement

NOW THEREFORE, the parties hereto agree as follows:

I. SALE AND PURCHASE OF THE SHARES

1.1.       Sale and Purchase. Subject to the terms and conditions set forth herein, the Seller will sell to the Company and the Company will purchase from the Seller the Shares, free and clear of any mortgage, pledge, hypothecation, rights of others, claim, security interest, encumbrance, title defect, title retention agreement, voting trust agreement, interest, option, lien, charge or similar restrictions or limitations, including without limitation any restriction on the right to vote, sell or otherwise dispose of such Shares (collectively, “Liens”).

1.2.       Deliveries. Effective without further action prior to the Closing, as that term is defined in the Second Lien Loan Agreement, dated the date hereof, between the Company and the Seller, as administrative agent and a lender thereunder (the “Second Lien Loan Agreement”), on August 8, 2017, the Seller will (a) transfer, or will cause to be transferred, to the Company the Shares by causing the Company’s, or the Company’s designee’s, account at The Depositary Trust Company to be credited through its Deposit/Withdrawal At Custodian System, or by such other means of delivery as may be mutually agreed upon by the parties hereto, and (b) execute and deliver to the Company or its designee any other documents that are necessary or advisable to effect the transfer to the Company, or the Company’s designee, of good and valid title to the Shares, free and clear of Liens. The total amount payable by the Company in respect of the purchase and sale of the Shares is $50,883,635.46.

II. REPRESENTATIONS AND WARRANTIES

The parties specified below represents and warrants as follows:

2.1.       Validity and Enforceability. Each party represents and warrants to the other party that it has the capacity or the requisite corporate or limited liability company (as applicable) power and authority, as the case may be, to execute, deliver and perform its obligations under this Agreement, and this Agreement has been duly executed and delivered by such party and, assuming due authorization, execution and delivery by the other party, represents the valid and binding obligation of such party, enforceable against such party in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, fraudulent conveyance and other similar laws and principles of equity affecting creditors’ rights and remedies generally.

2.2.       Title. The Seller represents and warrants to the Company that the Seller has good and marketable title to the Shares, free and clear of all Liens, and upon the consummation of the transactions contemplated by this Agreement, the Company will acquire good and valid title to the Shares, free and clear of all Liens.

2.3.       No Conflict. Each party represents and warrants to the other party that the execution and delivery by such party of this Agreement and the performance by such party of its obligations hereunder will not violate any provision of any agreement or other instrument to which such party or its properties or assets are bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument, or result in the creation or imposition of any Lien upon any of its properties or assets.

III. MISCELLANEOUS

3.1.       Integration, Modification and Waiver. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof, and supersedes any prior agreements, understandings or promises relating to the subject matter hereof. No supplement, modification or amendment of this Agreement will be binding unless executed in writing by the Seller and the Company. No waiver of any of the provisions of this Agreement will be deemed to be or will constitute a continuing waiver. No waiver will be binding unless executed in writing by the party making the waiver.

3.2.       Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

3.3.       Severability. Excluding the provisions contained in Article I of this Agreement, if any provision of this Agreement or the application of any provision hereof to any party or circumstance will, to any extent, be adjudged invalid or unenforceable, the application of the remainder of such provision to such party or circumstance, the application of such provision to other parties or circumstances, and the application of the remainder of this Agreement will not be affected thereby.

3.4.       No Assignment. The rights and obligations of the parties hereunder may not be assigned or delegated without the prior written consent of the other party.

3.5.       Further Instruments and Actions. The parties will execute such further instruments and take such further action as may reasonably be necessary to carry out the intent of this Agreement. Each party hereto will cooperate affirmatively with the other party, to the extent reasonably requested, to enforce rights and obligations herein provided.

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3.6.       Notices. Notices and other communications required or permitted hereunder must be in writing and will be deemed to have been duly given when delivered in person or the next business day after being sent by electronic facsimile transfer (if confirmed in writing by mail simultaneously dispatched) or the next business day after having been dispatched by a nationally recognized overnight courier service, (a) if to the Seller, to c/o American Industrial Partners, 330 Madison Avenue, 28th Floor, New York, NY 10017, and (b) if to the Company, to Attn: General Counsel, 13024 Ballantyne Corporate Place, Suite 700, Charlotte, North Carolina 28277; facsimile: (980) 625-4910. Any party hereto may change its address or facsimile number for the purposes of this Section 3.6 by giving notice as provided herein.

3.7.       Governing Law; Submission to Jurisdiction; Waiver of Venue.

(a)       THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

(b)       THE COMPANY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT IT WILL NOT COMMENCE ANY ACTION, LITIGATION OR PROCEEDING OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST THE SELLER OR ANY RELATED PARTY OF THE FOREGOING IN ANY WAY RELATING TO THIS AGREEMENT IN ANY FORUM OTHER THAN THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE JURISDICTION OF SUCH COURTS AND AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION, LITIGATION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION, LITIGATION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

(c)       THE COMPANY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT IN ANY COURT REFERRED TO IN PARAGRAPH (B) OF THIS SECTION. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

3.8.       Headings. The headings contained in this Agreement are included for purposes of convenience only, and will not affect the meaning or interpretation of this Agreement.

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3.9.       Facsimile Signatures. This Agreement may be executed and delivered by facsimile or PDF transmission and upon such delivery the facsimile or PDF signature will be deemed to have the same effect as if the original signature had been delivered to the other party.

3.10.       Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.